Fanaty, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2025 & 2024

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Fanaty, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2025 & 2024 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
July 24, 2026

Vincenzo Mongio

Statement of Financial Position

	As of December 31, 2025	As of December 31, 2024
ASSETS		
Current Assets		
Cash and Cash Equivalents	8,966	19,057
Total Current Assets	8,966	19,057
Non-current Assets		
Cameras, net of Accumulated Depreciation	44,837	46,238
Intangible Assets: Software, net of Accumulated Amortization	43,719	129,564
Total Non-Current Assets	88,556	175,803
TOTAL ASSETS	97,522	194,860
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	18,034	16,947
Notes Payable - Related Parties	9,241	25,390
Notes Payable - Short Term	52,627	-
Total Current Liabilities	79,902	42,337
Long-term Liabilities		
Notes Payable - Long Term Portion	19,028	-
Future Equity Obligations - Related Parties	150,000	60,000
Future Equity Obligations	42,000	42,000
Total Long-Term Liabilities	211,028	102,000
TOTAL LIABILITIES	290,930	144,337
Commitments & Contingencies (Note 4)		
EQUITY		
Common Stock - Voting	82	82
Common Stock - Non-Voting	20	20
Additional Paid in Capital	385,303	385,303
Accumulated Deficit	(578,813)	(334,882)
Total Equity	(193,408)	50,523
TOTAL LIABILITIES AND EQUITY	97,522	194,860

Statement of Operations

	Year Ended December 31,	
	2025	**2024**
Revenue	128,519	83,944
Cost of Revenue	50,689	48,126
Gross Profit	77,830	35,818
Operating Expenses		
Advertising and Marketing	3,643	6,381
General and Administrative	212,963	124,094
Research and Development	12,202	8,811
Rent and Lease	928	-
Depreciation	11,560	11,560
Amortization	85,846	85,845
Total Operating Expenses	327,141	236,692
Operating Income (loss)	(249,311)	(200,874)
Other Income		
Credit Card Rewards and Interest Income	9,238	9,056
Total Other Income	9,238	9,056
Other Expense		
Interest Expense	3,858	765
Other	-	4,032
Total Other Expense	3,858	4,798
Earnings Before Income Taxes	(243,931)	(196,616)
Provision for Income Tax Expense/(Benefit)	-	-
Net Income (loss)	(243,931)	(196,616)

Statement of Cash Flows

	Year Ended December 31,	
	2025	**2024**
OPERATING ACTIVITIES		
Net Income (Loss)	(243,931)	(196,616)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	11,560	11,560
Amortization	85,846	85,845
Noncash compensation recorded under SAFE agreements	90,000	60,000
Accounts Payable and Accrued Expenses	1,088	8,493
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	188,493	165,898
Net Cash provided by (used in) Operating Activities	(55,439)	(30,718)
INVESTING ACTIVITIES		
Cameras	(10,158)	(7,552)
Software Development	-	(43,718)
Net Cash provided by (used by) Investing Activities	(10,158)	(51,270)
FINANCING ACTIVITIES		
Proceeds from Notes Payables - Related Parties	19,300	28,065
Repayment of Notes Payable - Related Parties	(35,449)	(2,675)
Proceeds from Notes Payables	94,500	-
Repayment of Notes Payable	(22,845)	-
Proceeds from Future Equity Obligations	-	42,000
Proceeds from Common Stock - Voting	-	82
Proceeds from Common Stock - Non-Voting	-	20
Proceeds from Paid-in Capital	-	27,898
Net Cash provided by (used in) Financing Activities	55,506	95,390
Cash at the beginning of period	19,057	5,656
Net Cash increase (decrease) for period	(10,091)	13,402
Cash at end of period	8,966	19,057

Statement of Changes in Shareholder Equity

	Common Stock - Voting		Common Stock - Non-Voting				
	# of Shares Amount	$ Amount	# of Shares Amount	$ Amount	APIC	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 1/1/2024	-	-	-	-	357,405	(138,266)	219,139
Issuance of Common Stock	8,212,000	82	1,971,000	20	27,898	-	28,000
Net Income (Loss)	-	-	-	-	-	(196,616)	(196,616)
Ending Balance 12/31/2024	8,212,000	82	1,971,000	20	385,303	(334,882)	50,523
Net Income (Loss)	-	-	-	-	-	(243,931)	(243,931)
Ending Balance 12/31/2025	8,212,000	82	1,971,000	20	385,303	(578,813)	(193,408)

Fanaty, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2025
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Fanaty Inc. (the "Company") is a Delaware C-corporation headquartered in Miami, Florida. The Company was originally organized as Fanaty LLC in Florida on March 30th, 2017 and converted into a Delaware C-corporation on March 18th, 2024, retaining the same employer identification number and continuing the same business operations. The Company is a sports-technology business that installs AI-powered cameras at partner sports facilities to automatically record amateur soccer matches; users watch and purchase videos of their matches through the Company's mobile application. The Company also operates the Fanaty World League (FWL), an amateur football league in which teams book challenge matches at affiliated facilities. Revenue is derived primarily from video/recording service fees generated in connection with the partner facilities.

The Company will conduct a crowdfunding campaign under regulation CF in 2026 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company's primary source of revenue consists of video recording service fees generated through its AI-camera recording platform provided at partner facilities. The Company's performance obligation is the provision of recording and video delivery services, and revenue is recognized at the point in time the recording service is completed and the video is made available to the customer. Revenue is presented net of payment processing fees charged by third-party processors. Revenue from facility subscription fees and match booking services is recognized as the related services are provided.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2025.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/25
Cameras	5	67,956	(23,119)	-	44,837
Grand Total	**-**	**67,956**	**(23,119)**	**-**	**44,837**

Capitalized Internal-Use Software Costs

The Company is required to follow the guidance of Accounting Standards Codification 350 ("ASC 350"), Intangibles-Goodwill and Other in accounting for the cost of computer software developed for internal-use and the accounting for web-based product development costs. ASC 350 requires companies to capitalize qualifying computer software costs, which are incurred during the application development stage, and amortize these costs on a straight-line basis over the estimated useful life of the respective asset.

Costs related to preliminary project activities and post implementation activities are expensed as incurred. Internal-use software is amortized on a straight-line basis over its estimated useful life which is determined to be 3 years.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the instrument is charged directly to expense, with a corresponding credit to additional paid-in capital or a liability, depending on the classification of the underlying award.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to their sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

The following is an analysis of options to purchase shares of the Company's stock issued and outstanding:

	Total Options	Weighted Average Exercise Price
Total options outstanding, January 1, 2024	-	$0.00001
Granted	2,146,001	$0.00001
Exercised	-	$ -
Expired/cancelled	(1,824,601)	$0.00001
Total options outstanding, December 31, 2024	321,400	$0.00001
Granted	1,418,040	$0.00001
Exercised	-	$ -
Expired/cancelled	(832,440)	$0.00001
Total options outstanding, December 31, 2025	907,000	$0.00001
Options exercisable, December 31, 2025	352,045	$0.00001

	Nonvested Options	Weighted Average Fair Value
Nonvested options, January 1, 2024	-	-
Granted	2,146,001	$ -
Vested	(230,950)	$ -
Forfeited	(1,593,651)	$ -
Nonvested options, December 31, 2024	321,400	$ -
Granted	1,418,040	$ -
Vested	(592,853)	$ -
Forfeited	(591,632)	$ -
Nonvested options, December 31, 2025	554,955	$ -

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, the Company determined deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. The Company recognizes deferred tax assets to the extent that the Company believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If the Company determines that it will be able to realize their deferred tax assets in the future in excess of their net recorded amount, the Company would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. The Company records uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) the Company determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions is the United States. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates its retained

earnings as of the date of these financials. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. The Company is no longer subject to U.S. federal, state and local, tax examinations by tax authorities for years before 2022.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on the financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

During 2024, the Company entered into related party loan agreements with the father of the Company's Chief Executive Officer, totaling $20,000. The loans bear interest at 10% per annum and mature in August and September 2026. The balance of the loans were $9,241 and $17,325 as of December 31st, 2025 and 2024, respectively. See Note 7 – Subsequent Events for details of additional funding and refinancing of the loan.

The Company entered into Simple Agreements for Future Equity ("SAFEs") with its Chief Executive Officer in exchange for services to be provided. Under the agreements, the Company issued two SAFEs, each with a purchase amount of $90,000 and a post-money valuation cap of $2,500,000, covering service periods from May 1, 2024 through April 30, 2025 and May 1, 2025 through April 30, 2026, respectively. The Company recognizes compensation expense and the corresponding future equity obligation over the applicable service periods. As of December 31, 2024 and 2025, the related SAFE liability was $60,000 and $150,000, respectively.

The Company was loaned $8,065 from a shareholder in 2024. The loan was fully repaid in 2025.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. Other than the debt obligations described in Note 5 - including amounts maturing in 2027, the security interest in substantially all business assets and merchant receivables granted in connection with the Celtic Bank / Stripe Capital financing, and the personal guarantee of the WebBank borrowings by the Company's principal shareholder - the Company does not have any material long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

During 2025, the Company entered into a $45,000 QuickBooks Line of Credit program with WebBank under which it obtained three separate term loans totaling $42,500, consisting of advances of $10,000, $25,000, and $7,500. The loans bear interest at 13.99% per annum, mature over twelve months, and are personally guaranteed by the Company's principal shareholder. In addition, the Company entered into a separate $21,000 term loan with WebBank bearing interest at 15.50% per annum and maturing over twenty-four months. No origination fees or discounts were charged on the borrowings. The $21,000 term loan with WebBank was fully repaid in 2026. The balance of the loans were $53,506 as of December 31st, 2025.

In November 2025, the Company entered into a financing agreement with Celtic Bank through the Stripe Capital Program and received proceeds of $21,000. The loan bears a fixed financing fee of $1,575, resulting in total repayments of $22,575 through May 14, 2027. Repayments are made through automatic withholdings of 22% of daily Stripe merchant receivables, subject to a minimum payment of $2,508 every 60 days. The loan is secured by substantially all business assets and merchant receivables processed through Stripe. The balance of the loan was $18,149 as of December 31st, 2025.

Debt Summary

Debt Instrument Name	Principal Amount	Interest Rate/Loan Fee	Maturity Date	For the Year Ended December 2025 Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest
Notes Payable - Related Party	20,000	10%	2026	9,241	-	9,241	-
QuickBooks Loans	63,500	13.99%-15.5%	2026	42,192	11,314	53,506	-
Stripe Loan	21,000	$1,575	2027	10,435	7,714	18,149	-
Total				**61,868**	**19,028**	**80,896**	-

Debt Principal Maturities 5 Years Subsequent to 2025

Year	Amount
2026	61,868
2027	19,028
2028	-
2029	-
2030	-
Thereafter	-

The Company entered into numerous SAFE agreements (Simple Agreement for Future Equity) with third parties. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at no discount. Each agreement is subject to a valuation cap. The valuation cap of the agreements entered was $2.5M.

NOTE 6 – EQUITY

The Company is authorized to issue 20,000,000 shares of Common Stock, $0.00001 par value, of which 16,012,000 are designated as voting Common Stock and 3,988,000 shares are designated non-voting Common Stock. As of December 31st, 2025, 8,212,000 shares of voting Common Stock and 1,971,000 shares of non-voting Common Stock were issued and outstanding, for a total of 10,183,000 shares of Common Stock issued and outstanding.

Voting: The holders of the Common Stock with voting power are entitled to one vote per share.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

Both classes of Common Stock are not redeemable.

The Company has reserved 2,200,000 shares of non-voting common stock for issuance under its 2024 Stock Option Plan.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2025 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through July 24, 2026, the date these financial statements were available to be issued.

The Company issued three unsecured convertible promissory notes to related parties totaling $105,000 with maturity dates of March 25, 2031. The notes bear interest at 8% per annum beginning January 1, 2027, and are convertible into equity upon certain qualifying financing events at the lower of a 30% discount to the financing price or a $2.5 million post-money valuation cap.

In April 2026, the related-party working-capital loans from the father of the CEO, disclosed in Note 3, were refinanced and consolidated together with an additional new cash advance of $25,000 into a single note totaling $28,256. The consolidated note accrues interest at 10% per annum and is repayable in 48 monthly installments through its maturity on April 1, 2030.

In June 2026, the Company received a third-party 409A valuation establishing a common-stock fair value of $0.004 per share.

The Company intends to adopt a Restorative NSO Program in 2026 to re-grant vested stock options that had expired unexercised for certain former service providers.

In 2026, the Company commenced a private placement under Regulation D; no proceeds had been received as of the issuance date. The Company also intends to commence an offering under Regulation Crowdfunding.

The Company is in the process of finalizing additional equity grants to service providers in 2026.

The Company commenced an evaluation pilot with a large amateur soccer network in connection with preliminary discussions regarding a potential strategic partnership or acquisition opportunity. As of the issuance date of these financial statements, discussions remain exploratory, no definitive agreements have been executed, and the ultimate outcome cannot be determined.

In March 2026, the Company repaid in full its $21,000 WebBank term loan.

The Company intends to enter into an additional sweat-equity SAFE with its CEO covering 2026 services, on terms consistent with the Company's 2026 financing round. No such agreement had been executed as of the issuance date.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses, incurred negative working capital and cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.